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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 03 2018
Washington DC
406

SEC FILE NUMBER
8-33866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2017** (MM/DD/YY) AND ENDING **December 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

SNC Capital Management Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 W. Adams Street 10th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edmond Sweeney — (312) 870-1500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, Edmond Sweeney, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SNC Capital Management Corporation** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this

Notary Public 3/14/18

OFFICIAL SEAL
TRACY C. CHRISTIE
Notary Public - State of Illinois
My Commission Expires 9/08/2018

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[..] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of SNC Capital Management Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SNC Capital Management Corporation (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SNC Capital Management Corporation as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SNC Capital Management Corporation's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SNC Capital Management Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as SNC Capital Management Corporation's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of SNC Capital Management Corporation's financial statements. The supplemental information is the responsibility of SNC Capital Management Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
March 14, 2018

SNC CAPITAL MANAGEMENT CORPORATION

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	37,021
Receivable from broker dealer		2,978
Total assets	$	39,999
Liabilities and Stockholder's Equity		
Liabilities:		
Account payable	$	460
Stockholder's equity		
Common Stock, $.10 par value, 1,000 shares issued and outstanding		100
Additional Paid In Capital		161,655
Retained Earnings (deficit)		(122,216)
Total equity		39,539
Total liabilities and stockholder's equity	$	39,999

See accompanying notes.

SNC CAPITAL MANAGEMENT CORPORATION

Statement of Operations

Year Ended December 31, 2017

Revenue		
Trading gains, net	$	20,968
Commissions		21,805
Dividends and interest income, net		1,193
		43,966
Expenses		
Clearing/brokerage fees		25,279
Dividends and interest expense		46
Regulatory and other fees		8,014
Professional fees		5,153
Communications		4,929
Occupancy		1,928
Promotion and entertainment		315
Other		9,065
		54,729
Net loss		(10,763)

See accompanying notes.

SNC CAPITAL MANAGEMENT CORPORATION

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Common Stock No. of Shares		Amount		Retained Earnings		APIC		Total
Balance at January 1, 2017	1,000	$	100	$	118,474	$	22,655	$	141,229
Stockholder paid-in capital							139,000		139,000
Dividends paid					(229,927)				(229,927)
Net loss					(10,763)				(10,763)
Balance at December 31, 2017	1,000	$	100	$	(122,216)	$	161,655	$	39,539

See accompanying notes.

SNC CAPITAL MANAGEMENT CORPORATION

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities		
Net loss	$	(10,763)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Securities owned at fair value		27,059
Interest and dividends receivable		66
Receivable from broker dealer		(2,978)
Increase (decrease) in operating liabilities:		
Securities sold not yet purchased at fair value		(98,207)
Accounts payable		(1,340)
Net cash used in operating activities		(86,163)
Cash flows from financing activities		
Stockholder paid-in capital		139,000
Dividends paid		(229,927)
Net cash used in financing activities		(90,927)
Net decrease in cash		(177,090)
Cash at beginning of year		214,111
Cash at end of year	$	37,021

See accompanying notes.

1. Organization and Business

SNC Capital Management Corporation (the "Company"), is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenues consist primarily of fees and commissions from investments in securities, as well as proprietary trading activities, but the Company does not carry customer accounts. The company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Basis of Presentation and Accounting
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company follows the accounting and reporting guidance in FASB Accounting Standards The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition
The Company primarily earns revenue through commissions determined with reference to fund placed with its clearing broker, based on provisions of an agreement with that clearing broker. The commissions are calculated, reported and recorded monthly, as earned. The Company also conducts proprietary trading activities for its own benefit

Expenses
Expenses are accounted for on the accrual basis.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Statement of Cash Flows
For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

Valuation of Investments in Securities and Derivatives at Fair Value - Definition and Hierarchy
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies, continued

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in securities listed on an exchange, which are freely transferable, are valued at their last sale price on such exchange on the date of valuation. To the extent that these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

---

2. Summary of Significant Accounting Policies, continued

Investments in derivative instruments can be exchange-traded or privately negotiated OTC. Exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within level 1or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

The Company had no level 1, level 2, or level 3 assets or liabilities at December 31, 2017.

Income Taxes

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company however, is subject to Illinois replacement tax. The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions. The current and prior three years are subject to examination by the U.S. federal and state tax authorities.

The Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. For the year ended December 31, 2017,

3. Related Party Transactions

The Company occupies office facilities in a building owned by the sole stockholder. In lieu of a formal lease agreement, the Company reimburses the stockholder for various occupancy costs, including utilities, repairs, and maintenance. Such expenses totaled $1,928 for the year ended December 31, 2017, and are categorized as occupancy expense in the statement of operations.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2017, the Company had net capital of $24,539, which was $19,539 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.53% to 1 at December 31, 2017.

5. Commitments and Contingencies

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

6. Concentration of Credit Risk

The Company maintains its cash in a bank account fully insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. The insurance is currently limited to $250,000. The account, at times, may have exceeded their insured limit; however, no losses have been incurred on the account.

7. Subsequent Events

On January 22, 2018, the Company changed its name to RCM Securities with FINRA.

The Company's management has evaluated events and transactions through March 14, 2018, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

SNC CAPITAL MANAGEMENT CORPORATION

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31 2017

COMPUTATION OF NET CAPITAL		
Total Stockholder's equity	$	39,539
Less:		
Charge for excess deductible on fidelity bond		(15,000)
NET CAPITAL		24,539
Minimum Capital Requirement		(5,000)
EXCESS NET CAPITAL	$	19,539
EXCESS NET CAPITAL AT 120%	$	18,539
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness	$	460
Ratio: Aggregate indebtedness to net capital		1.53% to 1

Reconcilation with the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2017:

Net capital , as reported in the Company's Part II (unaudited) FOCUS	$	25,082
Audit adjustments to record:		
Accounts Payable		(460)
Due from broker dealer		(83)
NET CAPITAL, per the preceding		24,539
Minumum capital requirement, as reported in the Company's Part II (unaudited) FOCUS		(5,000)
Minimum capital requirement, per the preceding		(5,000)
EXCESS NET CAPITAL	$	19,539
EXCESS NET CAPITAL AT 120%	$	18,539

SNC CAPITAL MANAGEMENT CORPORATION

Schedule II

Year Ended December 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c 3-3

Although the Company is not exempt from Rule 15c 3-3, it does not transact business in securities with, or for, other than members of a national securities exchange, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c) (4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c 3-3

Although the Company is not exempt from Rule 15c 3-3, it does not transact business in securities with, or for, other than members of a national securities exchange, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c) (4). Accordingly, there are no amounts reportable under these sections.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of SNC Capital Management Corporation

We have reviewed management's statements, included in the accompanying SNC Capital Management Corporation Exemption Report, in which (1) SNC Capital Management Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
March 14, 2018

SNC Capital Management

SNC Capital Management Corporation Exemption Report

SNC Capital Management Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 CFR §240.15C3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3 -3(k) throughout the most recent fiscal year without exception.

I, Edmond Sweeney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Edmond Sweeney

Title: President

March 14, 2018